KW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68581

RECEIVED MAR 0 1 2013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southside Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 South Beckham Avenue
(No. and Street)

Tyler (City) — Texas (State) — 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coogan — (903) 531-7288 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000 (Address) — Dallas (City) — Texas (State) — 75219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013829

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/9/13

OATH OR AFFIRMATION

I, Michael Coogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southside Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD KYLE GIBSON
Notary Public
STATE OF TEXAS
My Comm. Exp. July 11, 2015

Notary Public

Signature

Designated Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Financial Statements

Year Ended December 31, 2012

Contents

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219
Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
Southside Securities Inc.

We have audited the accompanying financial statements of Southside Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southside Securities, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2013

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Statement of Financial Condition

December 31, 2012

Assets		
Cash in affiliate bank	$	205,180
Cash in non affiliate banks		500,000
Deposits in clearing organization		250,048
Restricted cash in clearing account		250,000
Receivable from clearing broker, net		22,415
Furniture, fixtures and equipment, net of accumulated depreciation of $7,607		16,571
Income tax receivable from parent		18,263
Other assets		8,918
Total assets	$	1,271,395
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	31,150
Deferred tax liability		5,800
Due to affiliate		10,464
Total liabilities		47,414
Commitments and contingencies *(Note 8)*		
Shareholder's equity:		
Common stock – $.01 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		10
Paid-in capital		1,500,990
Accumulated deficit		(277,019)
Total shareholder's equity		1,223,981
Total liabilities and shareholder's equity	$	1,271,395

The accompanying notes are an integral part of these financial statements.

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Statement of Operations

For the Year Ended December 31, 2012

Revenues	
Interest	$ 752
Trading	310,359
Total revenues	311,111
Expenses	
Salaries and employee benefits	258,187
Occupancy	7,590
Depreciation	4,189
Equipment rental expense	43,865
Advertising, travel and entertainment	7,124
Supplies	4,680
Professional fees	68,500
Regulatory	11,458
Brokerage and clearing fees	36,138
Other expenses	21,356
Total expenses	463,087
Loss before income tax benefit	(151,976)
Income tax benefit	53,192
Net loss	$ (98,784)

The accompanying notes are an integral part of these financial statements.

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2012

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2012	$ 10	$ 1,000,990	$ (178,235)	$ 822,765
Capital contribution from Parent	–	500,000	–	500,000
Net loss	–	–	(98,784)	(98,784)
Balance at December 31, 2012	$ 10	$ 1,500,990	$ (277,019)	$ 1,223,981

The accompanying notes are an integral part of these financial statements.

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (98,784)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,189
Deferred tax benefit	(1,466)
Net changes in assets and liabilities:	
Receivable from clearing broker, net	28,122
Income tax receivable from parent	63,355
Other assets	(544)
Due to affiliate	(184,075)
Accounts payable and accrued expenses	(31,350)
Net cash used in operating activities	(220,553)
Cash flows from financing activities:	
Capital contribution from Parent	500,000
Net cash provided by financing activities	500,000
Net increase in cash	279,447
Cash at beginning of year	425,733
Cash at end of year	$ 705,180

The accompanying notes are an integral part of these financial statements.

1. Organization and Formation

Southside Securities, Inc. (the "Company") was organized on April 8, 2010 as a wholly owned subsidiary of Southside Bancshares, Inc. (the "Parent"). Southside Bank (the "Affiliate") is a wholly owned subsidiary of Southside Bancshares, Inc. The Company is a registered, fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulations by FINRA and various government agencies, including the Securities and Exchange Commission and the Texas Securities Department. Such agencies may require certain standards or impose certain limitations based on their judgments.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

2. Significant Accounting Policies

Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the securities broker-dealer industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Cash

For purposes of the statement of cash flows, the Company has defined cash as cash on hand, amounts due from banks and other financial institutions, and money market accounts, with original maturities of less than three months.

2. Significant Accounting Policies (continued)

Restricted Cash in Clearing Account

The Company maintains restricted accounts at its clearing broker. The total amount of restricted cash is $250,000 as of December 31, 2012.

Trading Revenue

Trading revenue and brokerage and clearing fees are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Parent files a consolidated federal income tax return with its subsidiaries, including Southside Securities, Inc. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. The Company has a deferred tax liability at December 31, 2012 of $5,800 related to the depreciation on furniture, fixtures and equipment. Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effect of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any uncertain tax positions that would require accrual. No penalty or interest has been recognized on the accompanying Statement of Operations. As of December 31, 2012, the tax periods since the commencement of operations remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2012.

2. Significant Accounting Policies (continued)

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. Useful lives are estimated to be three to ten years for furniture, fixtures and equipment. Maintenance and repairs are charged to income as incurred while major improvements and replacements are capitalized.

Fair Value Measurements

The Company's financial instruments include cash, accounts receivable, and accounts payable. The carrying amounts for these assets is a reasonable estimate of their fair values. Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

3. Balances and Transactions With Affiliate

In the normal course of business, the Company has entered into transactions with its Parent and the Affiliate. Such balances and transactions as of and for the year ended December 31, 2012 are summarized as follows:

Statement of financial condition:	
Cash in affiliate bank	$ 205,180
Income tax receivable from parent	18,263
Due to affiliate	(10,464)
	$ 212,979

3. Balances and Transactions With Affiliate (continued)

Statement of operations:	
Trading revenue	$ 117,317
Administrative services expense	(12,000)
Salaries and employee benefits expense	(258,187)
Occupancy expense	(7,590)
	$ (160,460)

The Company reimburses its Affiliate for salaries and employee benefits expense, administrative services expense and occupancy expense. A bank account is also maintained with the Affiliate.

4. Securities

The Company has a securities clearing agreement with First Southwest Company, primarily to provide clearing services for the Company. The agreements, on a fully disclosed basis, introduce certain customers to First Southwest Company that they, as Independent Contractors, have agreed to clear and carry the amounts of the Company's customers subject to the terms and conditions of the agreements. The agreements indemnify the Company and its Parent against any claims or damages arising from the agreements based upon the ordinary negligence or willful misconduct of First Southwest Company or its employees in providing the services under these agreements. The agreement with First Southwest Company is for a three-year period and expires on July 5, 2014.

5. Liabilities Subordinated to the Claims of General Creditors

As of and during the years ended December 31, 2012 and 2011, the Company had no liabilities subordinated to the claims of general creditors.

6. Income Taxes

The income tax benefit was comprised of the following for the year ended December 31, 2012:

Current tax benefit	$ 51,726
Deferred tax benefit	1,466
	$ 53,192

6. Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax liability at December 31, 2012 are presented below:

Deferred tax liability:	
Equipment	$ 5,800
Net deferred tax liability	$ 5,800

7. Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Any retained earnings would be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2012, the Company had computed regulatory net capital (as defined) of $1,021,295, which was $901,295 in excess of its required net capital of $120,000. The Company's ratio of aggregate indebtedness to net capital was 4.64% at December 31, 2012.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(ii) of that Rule.

8. Off-Balance-Sheet Arrangements, Commitments and Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and

8. Off-Balance-Sheet Arrangements, Commitments and Contingencies (continued)

other matters will not have a material effect on the Company's results of operations or financial position. The Company is currently not involved with any claims or legal actions arising in the ordinary course of business.

The Company has obligations under an operating lease with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and office equipment at December 31, 2012, are as follows:

Years ending:		
2013	$	49,305
2014		42,000
2015		5,250
	$	96,555

9. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks, broker dealers and other financial institutions. In the event counterparties do not fulfill their responsibilities, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Subsequent Events

Subsequent to December 31, 2012, the Parent made a decision to close the Company. It is the Parent's expectation that the Company will complete the closing in the first half of 2013.

Supplemental Schedules

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net Capital		
Shareholder's equity per Statement of Financial Condition		$ 1,223,981
Less – nonallowable assets		
Furniture, fixtures and equipment, net of accumulated depreciation	$ 16,571	
Other assets	8,918	
Income tax receivable from Parent	18,263	
Total nonallowable assets		43,752
Other deductions or charges[1]		158,934
Total deductions from net worth		202,686
Net capital before haircuts on securities positions		1,021,295
Haircuts on securities		–
Total net capital as defined by Rule 15c3-1		1,021,295
Minimum net capital required under Rule 15c3-1		100,000
Net capital in excess of minimum requirements[2]		$ 921,295
Net capital requirement		$ 120,000
Excess capital		901,295
Aggregate indebtedness		
Items included in statement of financial condition:		
Due to affiliate		10,464
Deferred tax liability		5,800
Accounts payable and accrued expenses		31,150
Total aggregate indebtedness		$ 47,414
Ratio of aggregate indebtedness to net capital		4.64%

(1) Amount of cash in affiliate bank exceeding four weeks of usual and routine operating expenses in accordance with SEC Rule 15c3-1(c)(2)(iv).

(2) There are no material differences between the above computation and that filed by the Company on its unaudited amended Form X-17a-5 as of December 31, 2012 filed on February 25, 2013.

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Schedule II – Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Computation for Determination of Reserve Requirements

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2012, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

Southside Securities, Inc.
(A Wholly Owned Subsidiary of Southside Bancshares, Inc.)

Schedule III – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2012 for which instructions to reduce to possession or control had been issued as of December 31, 2012 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Southside Securities, Inc.

In planning and performing our audit of the financial statements of Southside Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013